March 29, 2013
BY EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Martin James, Senior Assistant Chief Accountant

Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 21, 2012
File No. 001-5560
Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated March 15, 2013 from Martin James of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer of Skyworks. Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in standard type.
The Company’s response is as follows:
Form 10-K for the Fiscal Year Ended September 28, 2012
Item 8. Financial Statements and Supplementary Data
Note 18. Segment Information and concentrations, page 62

1. Further to your response to prior comment 5, please respond to the following:

•	Discuss how you determined that your CODM is the President and Chief Executive Officer (“CEO”). Refer to FASB ASC 280-10-50-5 through 50-9.

•
Discuss whether your Executive Vice Presidents and General Managers of the High Performance Analog business unit and Front End Solutions business unit are directly accountable to and maintain regular contact with someone within your organization (such as your CEO) to discuss operating activities, financial results, forecasts, or plans for each business unit.

•	We note that you prepare your internal financial reports monthly. Please explain the differences, if any, between the sample quarterly report provided with your response and the monthly reports.

United States Securities And Exchange Commission
March 29, 2013

•
Tell us why your response states that you primarily provide information to the CODM on a consolidated basis. Discuss the nature of any other financial information provided to the CODM by business units.

•
We note that you prepare non-GAAP profit and loss statements for each business unit. Please tell us who receives these financial statements above the level of the business unit managers and summarize how the information is used.

Response:

The Company determined that the Company's President and Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”) based on the fact that he is the primary decision maker for the Company, he is empowered to make and/or approve all key operating decisions for the Company (with the consultation of the Company's board of directors, as appropriate), including, without limitation, the allocation of resources, and he assesses the performance of the Company. The CEO is the highest level of management at which decisions regarding allocation of the Company's resources and performance assessments are made.

The Company's organizational structure is comprised of functional departments and business units. The functional departments include manufacturing operations, sales, quality, common engineering and administrative departments that carry-out their respective Company-wide functions. Each functional department is managed by a head that reports to the CEO. The business unit General Managers, who each report to the CEO, are primarily responsible for product development execution and strategic marketing.

Accordingly, the Company has determined that the CEO performs the function of the CODM. In reaching the conclusion that the CEO is the CODM, the Company considered the CEO's role in the following decision making and performance assessment functions regarding the most critical aspects of the Company's business:

Revenue performance
Aggregate Company revenue targets are established and assessed by the CEO at the Company-wide level. Although revenue information is available by part, region, customer, product line and business unit, it is aggregated for the purposes of establishing targets, making decisions and assessing performance at the Company level. The Senior Vice President, Worldwide Sales is responsible for achievement of Company-wide revenue targets established by the CEO, without specific regard to business unit revenue performance.

Gross profit
Gross profit performance targets are established and performance assessed by the CEO at the Company-wide level. In addition, all key operating metrics (such as gross margin, on time delivery, inventory turnover, cycle times and yield performance) are measured at the factory or Company level without regard to business unit performance.

United States Securities And Exchange Commission
March 29, 2013

Capital expenditure decisions
The Company invests a significant amount each year in capital equipment primarily, in support of its manufacturing capabilities. The various product lines within the Company leverage a common set of manufacturing tools, facilities and processes across the Company's three main manufacturing locations. The CEO assesses capacity requirements and needs on a Company-wide basis (rather than with respect to any particular business unit) and evaluates financial investment criteria prior to approving any investment in capital equipment. Such decisions are not made below the CEO.

Operating budgets
The CEO establishes and approves all spending targets for the Company as a whole (rather than with respect to any particular business unit or product) and for the various functional groups, including manufacturing operations, engineering groups, sales, marketing, and administrative functions based on Company-wide operating model targets and profitability objectives.

Headcount plans
Decisions to grow and/or reduce the Company's headcount are made by the CEO based on Company-wide spending and operating model targets and total anticipated labor force capacity required to meet aggregate demand.

Mergers and acquisitions
The Company's decisions related to acquisitions are made by the CEO (subject to approval by the Board of Directors) based on a decision process that focuses on the overall anticipated impact to the Company's strategic position and financial objectives. For example, revenue growth, operating margin and earnings per share potential are critical aspects of assessing merger and acquisition opportunities and are considered by the CEO at the Company-wide level without specific regard to business unit performance.

Financing and capital structure	Strategic financing and capital structure recommendations made by the Chief Financial Officer are approved by the CEO based on the overall impact to the Company's financial objectives.

Given these factors, the Company concluded that the CEO performs the function of the CODM in accordance with ASC280-10-50-5 through 50-9.

The Vice Presidents and General Managers of the Company's business units are not directly accountable to the CEO for operating activities, financial results or forecasts of the business units that each manages. Under the Company's organizational structure, significant aspects of financial performance are managed by functional departments outside of the business units. For example, the Company maintains a functional department devoted to managing sales of all Company products across the organization which is headed by the Senior Vice President of Worldwide Sales who is responsible for attaining worldwide revenue targets established by the CODM,

United States Securities And Exchange Commission
March 29, 2013

irrespective of business unit performance. In addition, the Operations functional department, headed by the Senior Vice President of Worldwide Operations, is responsible for achieving all key manufacturing metrics and budgets on a Company-wide basis for all Company products (also established by the CODM). Both of these Senior Vice Presidents report to the CEO.

The representative sample internal financial report that was provided to the Staff is the same format of report that is provided to the CODM on a monthly basis. The information contained in each monthly financial report delivered to the CODM is presented on a quarterly, rather than monthly basis. Each monthly report updates the historical and forecast quarterly information included therein. There are no differences between the sample report and each monthly financial report prepared for the CODM.

The Company's initial response stated that it primarily provides information to the CODM on a consolidated basis because there are certain schedules in the monthly financial reports (which were included in the sample provided to the Staff) that provide revenue and price trends by product line and certain schedules that provide revenue, pricing and gross margin estimates for certain key customer programs. These schedules provide unconsolidated financial information to the CODM. In addition, the Company notes, the monthly financial packages provided to the CODM do not include business unit profit and loss statements.

The Company prepares non-GAAP profit and loss statements for each business unit. The non-GAAP profit and loss statement for each business unit is not provided to or used by the CODM. The only executives who receive these reports are the business unit Executive Vice President and General Managers and the Chief Financial Officer. These financial statements provide high level estimates of business unit profitability. They are not generated by our financial reporting system (SAP), but rather are prepared offline based on several highly subjective allocations and other considerations. By design, these financial reports are not intended to nor do they comply with GAAP or are they completely consistent with our external non-GAAP reporting. These reports are not provided to the CODM as they would provide limited meaningful insight in support of the CODM's decision making process. The Chief Financial Officer reviews the business unit non-GAAP profit and loss statements in order to understand directional financial performance of the various product lines and to assess the general alignment of business unit performance with corporate level targets established by the CODM. Given the highly subjective nature of the allocations used, we believe that such financial data would be of limited value to the decision making processes of the CODM and therefore, is not provided to the CODM.

2.
Further to your response to prior comment 6, please tell us in detail why you consider all of your products to be similar, expanding on each of the factors you noted in your response - i.e., common customers, production processes, sales and distribution channels, end market applications and underlying technology.

Response:

Although the Company has a broad product offering, the Company believes its products are similar in nature based on a number of factors which are discussed below.

Common Customers

United States Securities And Exchange Commission
March 29, 2013

The Company's Front End Solutions (“FES”) and High-Performance Analog (“HPA”) business units develop semiconductor solutions that the Company sells to a common customer base, targeting primarily wireless communication applications. The Company maximizes sales opportunities for each customer engagement by promoting products from both business units. For example, one of our largest customers purchases an antennae switch and two WLAN front end modules developed by our HPA business unit along with a dual band power amplifier/duplexer, and a cellular power amplifier front end module developed by our FES business and uses these components together on a single wireless communication platform. As such, the CODM evaluates the Company's performance based on total semiconductor content for the customer platform, without specific regard to business unit contribution. In addition, the Company produces and markets several products which integrate semiconductor components developed by both business units on a single chip. As the Company seeks to maximize addressable semiconductor content at each of its major customers (a key part of the Company's strategy), products developed by both the FES and HPA business units are sold to an overlapping set of common customers.

Common Manufacturing and Supply Chain
The Company's product manufacturing processes incorporate wafer fabrication and assembly and test operations consisting of vertically integrated factories as well as external manufacturing services provided by third party foundries. The Company's manufacturing and production processes, equipment and technologies provide the ability to meet stringent customer performance and quality specifications as well as the manufacturing capacity required to meet aggregate demand. The Company's manufacturing infrastructure support both FES and HPA products across facilities and the Company's manufacturing operations are centrally managed under one functional area head (not by business units). In addition, our supply chain organization is centrally managed and our production processes are applied across the Company's product portfolio in a standardized fashion without regard to the business unit to which a particular product is coded. In addition, each of Skyworks' manufacturing facilities supports a wide array of products developed by both the FES and HPA business units. Accordingly, Skyworks considers its products to be similar in terms of manufacturing process and supply chain management.

Common Sales Model
The Company's sales department is centrally managed by the Senior Vice President of Sales who reports to the CEO. The Company's products are primarily sold through a direct sales force globally deployed across all major market regions. In some markets, the Company supplements the direct sales effort with independent representatives and distribution partners. The Company's sales organization is structured to support all of the Company's product offerings without regard to the business unit to which a particular product may be coded. The Company has one global sales organization which is not divided by business unit. For example, the Company's Korea sales office is responsible for creating sales opportunities for both FES and HPA products with a common set of regional customers. Accordingly, the Company considers its sales model to be common across all major products.

Common End-User Products
The Company's broad product portfolio addresses end market applications which are similar in that they all involve various forms of wireless communication. For example, smartphones require a variety of components to facilitate functions such as cellular communication, global positioning, camera flash, display backlighting, antenna tuning, battery charging, radio frequency band

United States Securities And Exchange Commission
March 29, 2013

switching and wireless area networking capabilities. The Company's product portfolio includes all of these technologies. Some of these components can be classified under the HPA category and others under the FES category, but ultimately, they work together to enable wireless communication end products. As a part of the Company's strategy, the Company seeks to leverage its product portfolio across several wireless communication applications outside of the cellular handset including tablets, home entertainment, automotive, smart energy and wireless infrastructure. The Company considers these end market applications to be similar in terms of how our products are used to achieve wireless communication functionality.

Common Design
The Company's products share many common attributes in terms of underlying circuit design, wafer manufacturing process and module manufacturing technologies. The Company's products (both HPA and FES) target wireless communication applications that require our products to be power efficient, highly reliable, compact, and that they support increasing data rate requirements while integrating increasing levels of functionality. Given the similarities between the technology and design demands on our products, the underlying technologies for the vast majority of the Company's products (whether FES or HPA) are similar. Accordingly, the Company centrally manages technology development within a functional department headed by the Company's Chief Technology Officer. The office of the CTO is responsible for charting a comprehensive technology roadmap that best prepares the Company to meet the requirements of all end markets served. Due to the similarities in underlying product requirements, design and technological development, the Company considers its products to be similar.

3.
Explain to us why, on your fourth quarter 2012 earnings call, you discussed revenues grouped into (i) high-performance analog products and (ii) handsets and smartphones products. Tell us why you believed this presentation was meaningful or significant to the analysts and other participants on that call.

Response:

On the Company's fourth quarter 2012 earnings call, the Company did not make any statements with respect to business unit revenue in its prepared remarks, nor did it provide any such information in the press release furnished prior to the fourth quarter 2012 earnings call. However, in response to a question that was posed from an analyst (Caris & Company) during the question and answer period of the fourth quarter 2012 earnings call that asked for “…the outlook between cellular and linear products [and] where the growth was coming from…” the Company's Chief Financial Officer responded by stating that the revenue mix for the fourth quarter of 2012 was“…40% high performance analog and 60% handsets, smartphones.” Our CEO also responded to that same question by stating that “…from a market standpoint, we expect strong growth in smartphones and tablets. We also expect strong growth in mobile connectivity.  And we expect to see some ongoing softness in areas like smart energy and infrastructure.”

The Company typically receives a question, similar to that posed by Caris & Company on the fourth quarter 2012 earnings call, on most, if not all, of its earnings calls. The Company does not provide this information directly because the Company does not believe that it is meaningful or significant to the Company's stockholders. The Company assumes, without knowing the true

United States Securities And Exchange Commission
March 29, 2013

purpose of the question, that the question results from the Company's analysts seeking to pinpoint the strength or weakness of particular markets and market trends (for example, identifying the strength of the Company's sales of smartphone components could provide insights into the growth of the overall smartphone market). As discussed above, we sell both FES and HPA products for use in smartphones and tablets. Moreover, the Company's products are sold to numerous customers, across very diverse and complex markets with fluid product design cycles, and therefore the Company does not believe that the specific revenue mix at any particular time between high performance and analog products and handsets and smartphones products is material or meaningful to an understanding of its business.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone the undersigned at 781-376-3000 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3000.

Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.